Exhibit 99.1



COMPANY CONTACTS:

DR. MERVYN JACOBSON
Chief Executive Officer

TOM HOWITT
Chief Financial Officer

tom.howitt@gtg.com.au
Phone: +61-3-9415-1135

www.gtg.com.au



            ANNOUNCEMENT PURSUANT TO NASDAQ MARKETPLACE RULE 4803(A)

MELBOURNE, AUSTRALIA - FRIDAY, JANUARY 12, 2007 - GENETIC TECHNOLOGIES LIMITED (NASDAQ GM: GENE; ASX: GTG) today announced that it had received a letter of non-compliance with Nasdaq's audit committee requirement as set forth in Marketplace Rule 4350. This resulted from the resignation, as previously announced, of Mr. Robert Edge from the Board of Directors, which reduced the number of independent members of the audit committee to two. Nasdaq has provided the Company with a cure period of 180 days, to May 16, 2007, in order to regain compliance.

The Company is currently seeking to appoint an additional independent Director within the cure period which will ensure full compliance with Marketplace Rule 4350.

This announcement is being made in compliance with Nasdaq Marketplace Rule 4803(a), which requires prompt disclosure of receipt of a non-compliance letter.